THE GOODYEAR TIRE & RUBBER COMPANY

Akron, Ohio 44316-0001

March 23, 2005

LAW DEPARTMENT

VIA EDGAR

Ms. Jennifer Hardy
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549-0404

RE:	The Goodyear Tire & Rubber Company — File Number 1-1927:
Preliminary Proxy Statement on Schedule 14A Filed on March 9, 2005

     This letter is in response to the letter, dated March 18, 2005 (the “comment letter”), from Ms. Jennifer Hardy, Branch Chief of the Division of Corporation Finance, Securities and Exchange Commission, to Mr. Michael R. Peterson, attorney for The Goodyear Tire & Rubber Company (the “Company”), regarding the comments of the Commission Staff of the Securities and Exchange Commission with respect to the Company’s Preliminary Proxy Statement on Schedule 14A filed on March 9, 2005 (the “Proxy Statement”). The comments are limited to Item 2 of the Proxy, which proposes an amendment to the Company’s Code of Regulations to permit the Company to notify shareholders of meetings by electronic or other means of communication.

     For the convenience of the Commission Staff, each numbered paragraph response herein corresponds to the same numbered paragraph in the comment letter.

     The Company respectfully submits the following information and comments with respect to each comment contained in the comment letter.

1.    Please disclose that when a document is provided through electronic media, the recipient will have comparable access to the information as if it were delivered in paper.

The Company will include the following language in its description of Item 2 of the Proxy Statement: “When a document is provided through electronic means, the shareholder will have comparable access to the information as if it were delivered on paper.”

2.    Please disclose how you will confirm that the investor has appropriate notice and access to the information.

The Company will include the following language in its description of Item 2 of the Proxy Statement: “Shareholders will be sent an email around the same time as the paper mailing containing a link to the documents, and the documents will remain posted until all shareholders have cast their votes and the meeting has been adjourned. Shareholders will also be able to download and print all of the delivered documents.”

3.    We note Exhibit B, which states that notice of annual meetings may be waived by shareholders. Supplementally, please clarify how this procedure complies with Rule 14a-3.

The Company notes that the waiver of notice provision in Exhibit B is expressly permitted by Section 1701.42 of the Ohio Revised Code. A similar provision is contained in Delaware law at Section 229 of the Delaware General Corporation Law and a number of public companies have such a provision in their By-Laws. Rule 14a-3(a), while addressing proxy statement delivery requirements, does not address the manner in which notice of meetings must be given to shareholders, which is a matter governed by state law. There may be instances, though rare, in which a shareholder who receives a proxy statement pursuant to Rule 14a-3 may validly waive notice of the meeting under state law. For example, under Ohio law, and as set forth in Exhibit B, notice of a meeting must be given not less than seven or more than sixty days before the date fixed for a meeting of shareholders. There may be instances in which the notice provided by the Company does not comply with this requirement. In such cases, the failure to meet this requirement may be waived by the shareholder. The Company acknowledges, however, that any solicitation of proxies would have to comply with the information delivery requirements of Rule 14a-3.

     As requested in the comment letter, the Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) comments from the Commission Staff or changes to disclosure in response to such comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert comments of the Commission Staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please direct any questions, comments and advice of the Commission Staff to me at 330-796-4141 (fax: 330-796-8836).

Respectfully submitted, THE GOODYEAR TIRE & RUBBER COMPANY
By:	/s/ Michael R. Peterson
Michael R. Peterson
Attorney

2